Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31
	2013	2012	2011	2010	2009
Computation of Earnings:
Income before taxes	$5,265	$5,009	$4,150	$5,317	$5,204
Net interest expense	1,022	1,053	610	604	578
Interest portion of operating lease expense	47	45	49	50	47
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	6	24	(47)	(71)	(72)
Dividend from Kirin-Amgen	—	—	—	—	110

Earnings	$6,340	$6,131	$4,762	$5,900	$5,867

Computation of Fixed Charges:
Net interest expense	$1,022	$1,053	$610	$604	$578
Capitalized interest	18	26	22	33	32
Interest portion of operating lease expense	47	45	49	50	47

Fixed Charges	$1,087	$1,124	$681	$687	$657

Ratio of Earnings to Fixed Charges	5.8x	5.5x	7.0x	8.6x	8.9x

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest), excluding our share of income/losses in equity method affiliates and including distributions from our affiliate, Kirin-Amgen, Inc. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income.

For the periods indicated above, we have no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.